SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

TRANS ENERGY, INC.

(Name of Subject Company (issuer))

WV MERGER SUB, INC.

a wholly owned subsidiary of

EQT CORPORATION

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

89323B 30 6

(CUSIP Number of Class of Securities)

Lewis B. Gardner, Esq.

General Counsel and Vice President, External Affairs

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

(412) 553-5700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Michael L. Bengtson

James B. Marshall

Baker Botts L.L.P.

98 San Jacinto Blvd., Suite 1500

Austin, Texas 78701

(512) 322-2500

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$67,498,444.12	$7,823.07

*                 Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Trans Energy, Inc., a Nevada corporation (“Trans Energy”), at a purchase price of $3.58 per share, net to the seller in cash, without interest, and less any required withholding tax. Such shares consist of: (i) 16,131,648 shares of common stock issued and outstanding (excluding shares of common stock held by Trans Energy in its treasury), (ii) 2,414,000 shares of common stock reserved for issuance upon the exercise and vesting of outstanding stock options or in connection with change in control agreements between Trans Energy and certain of its employees and (iii) 308,666 shares of common stock reserved for issuance upon the exercise and vesting of outstanding restricted stock awards. The foregoing figures have been provided by Trans Energy to the offeror and are as of the close of business on October 21, 2016.

**          The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued  August 31, 2016, by multiplying the transaction value by 0.0001159.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,823.07	Filing Party: EQT Corporation and WV Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: October 27, 2016

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) amends and supplements the Schedule TO relating to the offer of WV Merger Sub, Inc., a Nevada corporation (the “Purchaser”) and a wholly owned subsidiary of EQT Corporation, a Pennsylvania corporation (“EQT”), to purchase all outstanding shares of common stock, par value $0.001 per share (each a “Share” and collectively, the “Shares”), of Trans Energy, Inc., a Nevada corporation (“Trans Energy”), at a price of $3.58 per Share, net to the seller in cash, without interest (the “Offer Price”), less any required withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2016, and in the related Letter of Transmittal.

All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

On November 28, 2016, Trans Energy delivered to EQT payoff letters from all financial institutions and other persons to which indebtedness under Trans Energy’s credit agreement is owed. The condition to the Offer relating to the delivery of the payoff letters has been satisfied.

At 12:00 midnight, New York City time, at the end of Monday, November 28, 2016, the Offer expired as scheduled. Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), has advised the Purchaser that, as of the expiration of the Offer, approximately 15,422,809 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 81.70% of the outstanding Shares (determined on a fully diluted basis). As a result, the Minimum Tender Condition has been satisfied. In addition, the Depositary has also advised Purchaser that, as of such time, 10,000 Shares were tendered through Notices of Guaranteed Delivery that had not been delivered in settlement or satisfaction of such guarantee, representing approximately 0.05% of the outstanding Shares (determined on a fully diluted basis). All Shares that were validly tendered and not validly withdrawn pursuant to the Offer have been accepted for payment (other than Shares tendered through Notices of Guaranteed Delivery that had not been delivered in settlement or satisfaction of such guarantee prior to such acceptance), and the Purchaser will promptly pay for such Shares.

The Purchaser intends to exercise its option to purchase from Trans Energy the number of additional Shares (the “Top-Up Shares”) to cause the Purchaser to own one share more than 90% of the Shares then outstanding (determined on a fully diluted basis and assuming the issuance of Top-Up Shares) at a price per Share equal to the Offer Price (such option, the “Top-Up Option”). Based on the number of Shares validly tendered (excluding Shares tendered through Notices of Guaranteed Delivery that have not been delivered in settlement or satisfaction of such guarantee prior to acceptance of the validly tendered Shares pursuant to the Offer), the Purchaser expects to exercise the Top-Up Option for approximately 15,675,000 Shares.

As a result of the acceptance for payment of Shares in the Offer and the Top-Up Shares to be issued pursuant to the Top-Up Option, the Purchaser and EQT will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Trans Energy. Accordingly, the Purchaser and EQT intend to effect a “short form” merger under Nevada law in which the Purchaser is merged with and into Trans Energy, with Trans Energy surviving the Merger and continuing as a wholly owned subsidiary of EQT. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) shares of common stock held by Trans Energy or any of its wholly owned subsidiaries as treasury stock or owned by EQT or any of its subsidiaries, including the Purchaser, all of which will be cancelled and shall cease to exist, and (ii) Dissenting Shares, if any) will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), less any required withholding tax. All shares converted into the right to receive the Merger Consideration shall automatically be canceled and cease to exist.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2016

WV MERGER SUB, INC.

By:	/s/ Robert J. McNally
Robert J. McNally
Senior Vice President and Chief Financial Officer

EQT CORPORATION

By:	/s/ Robert J. McNally
Robert J. McNally
Senior Vice President and Chief Financial Officer

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